United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
 Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No. )*

FINWISE BANCORP
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

31813A109
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31813A109	Schedule 13G	Page 1 of 4
1	NAMES OF REPORTING PERSONS
Kent Landvatter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
875,158

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
875,158

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
875,158

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 31813A109	Schedule 13G	Page 2 of 4
ITEM 1.	(a) Name of Issuer:

FinWise Bancorp (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices:

756 East Winchester Street, Suite 100, Murray, UT 84107.

ITEM 2.	(a) Name of Person Filing:

The following is hereinafter referred to as a “Reporting Person.” This statement is filed on behalf of:

Kent Landvatter

(b) Address or Principal Business Office:

The business address of Kent Landvatter is 756 East Winchester Street, Suite 100, Murray, UT 84107.

(c) Citizenship:

Mr. Landvatter is a citizen of the United States.

(d) Title of Class of Securities:

Common stock, par value $0.001 per share (“Common Stock”).

(e) CUSIP Number:

31813A109

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of shares of Common Stock as of December 31, 2021, based upon 12,772,010 shares of Common Stock outstanding as of December 31, 2021.

CUSIP No. 31813A109	Schedule 13G	Page 3 of 4
(a-c)

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or to direct the vote of:	Shared power to vote or direct the vote of:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or direct the disposition of:
Kent Landvatter	875,158	6.8%	875,158	0	875,158	0

The amount beneficially owned by Mr. Landvatter includes (i) 70,200 shares of Common Stock held by Mr. Landvatter’s individual retirement account and (ii) 115,944 shares of Common Stock subject to stock options that are currently exercisable or will become exercisable within 60 days of December 31, 2021.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 31813A109	Schedule 13G	Page 4 of 4
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022
Kent Landvatter

	By:	/s/ Kent Landvatter